Pricing Supplement dated September 3, 2008
            to the Product Prospectus Supplement dated June 2, 2008,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

       [RBC LOGO]                $4,184,000

                                 Royal Bank of Canada

                                 Buffered Bullish Digital Notes Linked to the
                                 S&P 500(R) Index, due December 29, 2008


     Royal Bank of Canada is offering buffered bullish digital notes (the "Notes") linked to the performance of the underlying index named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated June 2, 2008 describe terms that will apply generally to the Notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the notes described in the product supplement in several important ways. You should read this pricing supplement carefully.

Issuer:                       Royal Bank of Canada ("Royal Bank").

Underwriter:                  RBC Capital Markets Corporation.

Underlying Index:             The S&P 500(R) Index (the "Index").

Currency:                     U.S. Dollars.

Minimum Investment:           $1,000, and $1,000 increments in excess thereof.

Issue:                        Senior Global Medium-Term Notes, Series C

Term:                         4 months.

Pricing Date:                 September 3, 2008

Issuance Date:                September 8, 2008

CUSIP:                        78008GPJ5

Digital Coupon:               7.25%. The return on the Notes is capped. Unlike
                              the notes described in the product supplement, the Notes do not participate on a leveraged basis in an increase in the Index Level.

Payment at Maturity (if       Payment at maturity will be based on the
held to maturity):            performance of the Index and will be calculated in
                              the following manner:

                              If the Final Index Level is greater than the Initial Index Level (in which case the Percentage Change will be positive), then, at maturity, the investor will receive an amount equal to:

                              Principal Amount + (Principal Amount x Digital Coupon)

                              If the Final Index Level is less than or equal to the Initial Index Level, but not less than 95% of the Initial Index Level (the "Buffer Level"), in which case the Percentage Change will be less than 0% but not less than -5%, then, at maturity, the investor will receive the Principal Amount only.

                              If the Final Index Level is less than the Initial Index Level by more than -5% (if the Final Index Level is less than 95% of the Initial Index Level), in which case the Percentage Change will be less than -5%, then, at maturity, the investor will receive a cash payment equal to:

                              Principal Amount  +  [Principal Amount x
                              (Percentage Change + Buffer Percentage) x
                              Downside Multiplier]

Percentage Change:            The Percentage Change, expressed as a percentage,
                              is calculated using the following formula:

                                    Final Index Level - Initial Index Level
                                    ---------------------------------------
                                              Initial Index Level

Final Valuation Date:         December 23, 2008, subject to extension for market
                              and other disruptions.

Maturity Date:                December 29, 2008, subject to extension for market
                              and other disruptions.

Initial Index Level:          1274.98

Final Index Level:            The closing level of the Index on the Final
                              Valuation Date.

Buffer Percentage:            5%

Downside Multiplier:          1.0526%

Principal at Risk:            These Notes are NOT principal protected. Investors
                              in these Notes will lose up to their entire
                              Principal Amount at maturity if there is a decrease of more than the Buffer Percentage in the Index Level from the Pricing Date to the Final
                              Valuation Date.

U.S. Tax Treatment:           The United States federal income tax consequences
                              of your investment in the Notes are uncertain. In the opinion of our United States federal income tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes as a pre-paid derivative contract with respect to the Index. If your Notes are so treated, you should generally recognize short-term capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Short-term gains are taxable at ordinary income rates. However, subject to the possibility of using up to $3,000 of capital loss to offset ordinary income, losses in respect of the Notes would generally be deductible only against capital gains. By purchasing a note, each holder agrees
                              (in the absence of a change in law, an
                              administrative determination or a judicial ruling to the contrary) to be bound for United States federal income tax purposes to the specific United
                              States tax characterization of the Notes described in this pricing supplement.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Settlement Date. The amount that investors may receive upon sale of their Notes prior to maturity may be less than the principal amount of their notes.

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt Securities
                              -- Ownership and Book-Entry Issuance" in the accompanying prospectus).

Terms Incorporated in         All of the terms appearing above the item
the Master Note:              captioned "Secondary Market" on the cover page of
                              this pricing supplement and the terms appearing under the caption "General Terms of the Enhanced
                              Return Notes" in the product supplement, as modified by this pricing supplement, with respect to enhanced return notes dated June 2, 2008.


Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated June 2, 2008.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100%             $4,184,000
Underwriting discounts and commission.................................................     0.10%            $4,184
Proceeds to Royal Bank................................................................     99.90%           $4,179,816


RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $1.00 per $1,000 principal amount note and used that commission to allow selling concessions to other dealers of $1.00 per $1,000 principal amount note. The price of the notes also included a profit of $4.50 earned by Royal Bank of Canada in hedging its exposure under the notes. The total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada, was $5.50 per $1,000 principal amount note.

The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is 100.00% and the concession paid to such dealers is 0.10%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

We may use this pricing supplement in the initial sale of principal protected notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in principal protected notes after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated June 2, 2008, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated June 2, 2008, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated June 2, 2008:
http://www.sec.gov/Archives/edgar/data/1000275/000121465908001262/
m53181424b3.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                             Additional Risk Factors

You may not receive a return on your investment.

Because the Digital Coupon is only payable in the event that Final Index Level is greater than the Initial Index Level on the Final Valuation Date, there is a significant risk that you will not receive any return on your investment. The Index Level may be affected by many factors, including market volatility, and, because the Digital Coupon is paid based solely on whether or not the Final Index Level is greater than the Initial Index Level on the Final Valuation Date, any market disruption for any reason on that date, or any decline in the Index for any reason on that date, could result in a return of 0% (and perhaps a principal loss, depending on whether the Final Index level is below the Initial Index Level by more than the Buffer Percentage on the Final Valuation Date). Unlike the notes described in the accompanying product prospectus supplement, your payment at maturity is not related to the magnitude of any increase in the Index Level but only to whether there is ANY increase. The maximum return you can earn on your notes is 7.25%.

You may lose some or all of your principal.

If the Final Index Level has declined below the Initial Index Level by more than the Buffer Percentage, you will experience principal loss on the Notes (and will not receive any coupon).

                              Hypothetical Returns

The examples set out below are included for illustration purposes only. The levels of the Underlying Index used to illustrate the calculation of the Percentage Change are not estimates or forecasts of the Initial Index Level and Final Index Level (each as defined in "Payment Under the Notes-- Calculation of Percentage Change") on which the calculation of the Percentage Change will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $10,000, a Buffer Percentage of 5%, a Downside Multiplier of 1.0526%, a Digital Coupon of 7.25% and that no market disruption event has occurred.


Example 1--  Calculation of the payment at maturity where the Final Index Level is greater than the Initial Index Level.
             Percentage Change:         5%
             Payment at Maturity:       $10,000 + [$10,000 x 7.25%] = $10,000 +
                                        $725 = $10,725
             On a $10,000 investment, a 5% Percentage Change results in a payment at maturity of $10,725, a 7.25% return on the Notes.



Example 2--  Calculation of the payment at maturity where the Final Index Level is greater than the Initial Index Level.
             Percentage Change:         25%
             Payment at Maturity:       $10,000 + [$10,000 x 7.25%] = $10,000 +
                                        $725 = $10,725
             On a $10,000 investment, a 25% Percentage Change results in a payment at maturity of $10,725, a 7.25% return on the Notes.



Example 3--  Calculation of the payment at maturity where the Final Index Level is less than the Initial Index Level but not by more than the Buffer Percentage.
             Percentage Change:         -3%
             Payment at Maturity:       $10,000 + ($10,000 x -3%) = $10,000 -
                                        $300 = $9,700; however, because the
                                        Index did not close below the Buffer
                                        Percentage, the Payment at Maturity will be the Principal Amount.
             On a $10,000 investment, a -3% Percentage Change results in a payment at maturity of $10,000, a 0% return on the Notes.



Example 4--  Calculation of the payment at maturity where the Final Index Level is less than the Initial Index Level by more than the Buffer Percentage.
             Percentage Change:         -20%
             Payment at Maturity:       $10,000 + [$10,000 x (-20% + 5%) x
                                        1.0526%] = $10,000 - $1,578.90 =
                                        $8,421.10.
             On a $10,000 investment, a -20% Percentage Change results in a payment at maturity of $8,421.10, a -15.79% return on the Notes.

Information Regarding the Underlying Index

Please refer to the description of the S&P 500(R) Index description on page PS-31 of the product prospectus supplement dated June 2, 2008 for a full description of the Index.

Historical Information

The graph below sets forth the historical performance of the underlying index. In addition, below each graph is a table setting forth the closing level of the underlying index. The information provided in this table is for the four calendar quarters in each of 2005, 2006 and 2007, the first and second quarters of 2008 and for the period from July 1, 2008 through September 3, 2008.

We obtained the information regarding the historical performance of the underlying index in the charts below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the Final Valuation Date. We cannot give you assurance that the performance of the underlying index will result in any return in addition to your initial investment.

Graph of historical performance of the underlying index



                                     S&P 500
                                   ('99 - '08)
                                 [CHART OMITTED]




                                                                                                  Period-End
                                              High Intra-Day          Low Intra-Day            Closing Level of
   Period-Start          Period-End            Level of the            Level of the             the Underlying
       Date                 Date             Underlying Index        Underlying Index               Index
       ----                 ----             ----------------        ----------------               -----
     1/1/2005             3/31/2005               1229.11                 1163.69                  1180.59
     4/1/2005             6/30/2005               1219.59                 1136.15                  1191.33
     7/1/2005             9/30/2005               1245.86                 1183.55                  1228.81
    10/1/2005            12/30/2005               1275.8                  1168.2                   1248.29

     1/1/2006             3/31/2006               1310.88                 1245.74                  1294.83
     4/1/2006             6/30/2006               1326.7                  1219.29                  1270.2
     7/1/2006             9/29/2006               1340.28                 1224.54                  1335.85
    10/1/2006            12/29/2006               1431.81                 1327.1                   1418.3

     1/1/2007             3/31/2007               1461.57                 1363.98                  1420.86
     4/1/2007             6/30/2007               1540.56                 1416.37                  1503.35
     7/1/2007             9/30/2007               1555.9                  1370.6                   1526.75
    10/1/2007            12/31/2007               1576.09                 1406.10                  1468.36

     1/1/2008             3/31/2008               1471.77                 1256.98                  1322.70
     4/1/2008             6/30/2008               1440.24                 1272                     1280
     7/1/2008              9/3/2008               1313.15                 1200.44                  1274.98


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about September 8, 2008, which is the third business day following the pricing date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

              Supplemental Discussion of Canadian Tax Consequences

The following section supplements the tax discussion under the accompanying prospectus dated January 5, 2007, prospectus supplement dated February 28, 2007 and product prospectus supplement dated June 2, 2008 and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus).

         Supplemental Discussion of U.S. Federal Income Tax Consequences

--------------------------------------------------------------------------------
The following is a general description of certain U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the notes and receiving payments of interest, principal and/or other amounts under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.
--------------------------------------------------------------------------------

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus, prospectus supplement and product prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). It applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat the Notes as a pre-paid cash-settled derivative contract in respect of the Index for United States Federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. If the Notes are so treated, a holder should generally recognize short-term capital gain or loss upon the sale or maturity of the Notes in an amount equal to the difference between the amount the holder receives at such time and the holder's tax basis in the Notes. In general, a holder's tax basis in the Notes will be equal to the price the holder paid for the Notes. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income. Notwithstanding that short-term gains are taxable at ordinary income rates, subject to the possibility of using up to $3,000 of capital loss to offset ordinary income, losses in respect of the Notes would generally be deductible only against capital gains.

As discussed further in the accompanying product prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a discussion of possible alternative treatments, please see the discussion under the heading "Supplemental Discussion of U.S. Federal Income Tax Consequences--Alternative Treatments" in the accompanying product prospectus supplement. You should also consult your tax advisor about potential alterative treatments and your own tax situation.

         No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.


                                   $4,184,000

                                   [RBC LOGO]


                              Royal Bank of Canada

                         Buffered Bullish Digital Notes

                                September 3, 2008